UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This Amendment is filed to make the following material changes: (i) extend the Offering Deadline; (ii) Increase the Maximum Offering Amount; (iii) Update the Previous Securities Offerings Section to include newly issued securities ; (iv) Update the Capitalization Section including a correction as to which class of securities certain convertible securities will convert; (v), add a broader definition of IPO in the Security being offering; (vii), update and add disclosures regarding the custodial nature of the Security (please review the risk factors, Subscription Agreement and Omnibus Crowd SAFE, and summary herein); and (vii)replace the financial statements with reviewed financial statements for the year ending December 2019 and 2020 (Exhibit A).
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Bellhop Technologies Inc.

Legal status of Issuer:

  Form:
  Corporation

  Jurisdiction of Incorporation/Organization:
  Delaware

  Date of Organization:
  April 14, 2014

Physical Address of Issuer:
137 West 25th Street, New York, NY 10001, United States

Website of Issuer:
https://www.rideobi.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):
$535,000

Deadline to reach the Target Offering Amount:
June 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,646,229	$2,165,655
Cash & Cash Equivalents	$164,165	$801,629
Accounts Receivable	$3	$14,880
Short-term Debt	$0	$0
Long-term Debt	$333,103**	$60,575
Revenues/Sales*	$99	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(945,541)	$(426,860)

*Cost of Revenues in Financial Statements
**Includes certain SAFEs

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

This Amendment is filed to make the following material changes: (i) extend the Offering Deadline; (ii) Increase the Maximum Offering Amount; (iii) Update the Previous Securities Offerings Section to include newly issued securities ; (iv) Update the Capitalization Section including a correction as to which class of securities certain convertible securities will convert; (v), add a broader definition of IPO in the Security being offering; (vii), update and add disclosures regarding the custodial nature of the Security (please review the risk factors, Subscription Agreement and Omnibus Crowd SAFE, and summary herein); and (vii)replace the financial statements with reviewed financial statements for the year ending December 2019 and 2020 (Exhibit A).

April 29, 2021

Bellhop Technologies Inc.



Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

Bellhop Technologies Inc. ("**Bellhop,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by June 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur pursuant to Regulation CF . Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Crowd SAFE, attached hereto as Exhibit C. Under the Omnibus Crowd SAFE, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the trustee, custodian and legal record holder (the "**Custodian")** for this Offering. Investors will be required to establish or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00

Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY

INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A;

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies;

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.republic.co/bellhop.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/bellhop

The date of this Form C/A is April 29, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bellhop Technologies Inc. was incorporated in Delaware on April 14, 2014 under the name Techotel Inc. The name was changed on January 3, 2018. The Company has developed an application that aggregates transportation service-based apps into one app based on a user's location. The company is rebranding its consumer application to Obi.

The Company is located at 137 West 25th Street, New York, NY 10001, United States.

The Company's website is https://www.rideobi.com

The Company conducts business in New York.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/obi and is attached as Exhibit B to this Form C/A.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/obi and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00+
Offering Deadline	June 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's growth has been adversely affected. Company's usage numbers and revenues have stagnated during the lockdowns.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

2

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Payam Safa, our CEO, Daniel Gohari, our Director, Norman Rose, our Director, and Ji Young Choi, our COO. The loss of any of the aforementioned people could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is in the process of rebranding under the name Obi

The Company is currently rebranding and operating under the name "Obi." As of the date of the Offering, the Company has not changed its business name with any State or applied for a "fictitious" or "doing business as" name in any State. However, the Company has obtained a trademark for the name "Obi"(see "Intellectual Property" section below). While the Company believes it will be able to operate under the name "Obi," there are other companies that may now be using the name and who may prevent the Company from using the name on a long-term basis.Failure by the Company to obtain a "fictious" or "doing business as" name could result in penalties and fines to the Company..

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, investors will only have a beneficial interest in the securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, investors will only have a beneficial interest in the securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not have a beneficial interest in equity of the Company until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have a direct or indirect ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not have a beneficial interest in the equity of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities, in which case the Custodian will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than a beneficial interest in equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holder of the CF Shadow Securities (the Custodian) will vote in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the Custodian will vote CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive a beneficial interest in CF Shadow Securities in the form of a beneficial interest in shares of Series B-CF Shadow Preferred Stock and the Custodian would be bound by their terms to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Omnibus Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Omnibus Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares, bike and scooter shares, car shares, and public transit into single interface. Our customers have the option to decide which ride or bike service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing and bike/scooter sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing and bike sharing apps. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider.

Business Plan

The Company's business model relies on the continued growth and success of new and existing ride-hailing, bike sharing, car sharing and other on-demand transportation apps. As a "Kayak for transportation services," the Company's intention is to continue our growth into multiple transportation verticals, such as car sharing, bike sharing, and public transit services. Therefore, growth in these additional categories is also dependent on the continued growth and success of these respective apps. The problem in today's world is that the volume of apps has grown so exponentially in the past few years that consumers don't know how to take advantage of all the capabilities that apps provide. For example, some consumers switch between the various ride hailing apps to decide which ride option is best based on price, number of stops, or pickup time. The problem is exacerbated for travelers since they don't always know which apps are even available in a foreign destination. The Company's vision is to bring together the best apps across transportation (taxis, ride sharing, car sharing, bike and scooter sharing, and public transit) into a single app, with rides bookable on-demand globally. This creates a seamless experience so consumers no longer need to figure out and search for what's best and available whether at home or on the road. Consumers will be able to book rides directly through the Bellhop app without needing any other app on his/her phone—paying the same price as they normally would pay on our suppliers' apps. The Company is working towards having merchant of record capability so consumers don't have to have accounts with every transportation provider. Direct B2C digital marketing campaigns (social media, email marketing, testing limited ads on FB, Twitter, Instagram, Google), optimization in organic search results, and app store optimization are the primary user acquisition channels. The Company targets specific consumer segments we believe have a strong likelihood of being active users of the app, e.g. college females who don't like taking public transport late at nights, lawyers going between meetings all day in the city, and consultants traveling every week. The market opportunity in the U.S. alone for ride sharing is roughly $50B. The Company utilizes its marketing and online presence to win with consumers when they could be considering various ride-hailing alternatives. The Company works collaboratively with its customers to improve the app experience and incorporate features that will keep them loyal. We believe we must continue to provide new, innovative capabilities and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts might not be realized until future years, we believe these activities demonstrate our commitment to future growth.

The Company's Products and/or Services

Product / Service	Description	Current Market
An app that is an aggregator of on-demand transportation services.	We are constantly researching new service categories which we think might appeal to our customers, such as bikes, car shares, bikes and scooter shares, and public transit services. We currently offer the ride- hailing and bike sharing capability and are hoping to expand our offerings into car sharing and public transit by next year.	We offer our mobile app for download through the Apple App and Google Play stores, and users are made aware of the application primarily through digital media (e.g. social media), search engines, and email marketing campaigns.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The Company's primary competitors are Migo, Google Maps, and Transit. Google Maps has added on-demand ride transportation as an additional mode of transport when a user inputs a destination. They have an advertising business model, and the user experience isn't optimized to be a ride hailing app. Migo is a multi-modal ground transportation app that combines ride sharing and bike sharing in addition to the ride hailing capability. As a result, their experience for booking rides is also sub-optimal when compared to the Company. Transit is a public transit app that shows bus and subway routes and timetables. They have recently integrated Uber and Lyft into the app, giving their users the ability to book some ride options as well. The Company's advantages are being first to market as an extremely scalable aggregator of transportation apps and securing relationships with many of the top apps.

Customer Base

City-based individuals ages 18- 65 who use at least one ride- hailing app.

Supply Chain

Although many ride-hailing apps, which are essential to the Company's business, exist throughout the US and around the world, the Company needs access to the APIs of each supplier and subsequently needs to build an integration using the API. The Company has no exclusivity arrangements, so although we have a first mover advantage and a leader in the market, other competitors can continue to enter the market with similar product offerings. Therefore, the Company's ability to deliver transportation services is dependent on supplier apps' abilities to offer their services without significant shortage or downtime. Such outages or downtime could materially adversely affect the Company's operating results.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4727577	Downloadable software in the nature of a mobile application for use in providing concierge services to travelers.	Bellhop	9/17/2014	4/28/2015	USA
88795885	Downloadable software application for the comparison of the prices and times of on-demand transportation services	Obi	2/13/2020	Published for opposition on 6/23/2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$32,100
Engineering Team	35%	$8,750	30%	$160,500
Executive Team	35%	$8,750	25%	$133,750
Marketing	9%	$2,250	31%	$165,850
Design	5%	$1,250	5%	$26,750
Business Development	5%	$1,250	2%	$10,700
Accounting	5%	$1,250	1%	$5,350
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Engineering Team
These proceeds will be used to pay our engineers to continue to build the platform.

Executive Team
These proceeds will be used to pay executive leadership (CEO, COO, product, and marketing)

Marketing
These proceeds will go towards Marketing expenses for paid ads (Social, Google Ads, App stores, influencers, etc.)

Design
These proceeds will be used to pay designers for the website, app, and branding.

Business Development
These proceeds will be used to pay our business development team to onboard suppliers and expand distribution partners.

Accounting
These proceeds will be used to pay our accounting team to update our books every month.

DIRECTORS & OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Payam Safa	CEO, Director	Bellhop- Founder & CEO, 2014-Present	INSEAD- MBA, Business - 2011
Daniel Gohari	Director	Bellhop – Board Member, 2019 – Present Avenue Property Group – Founder, 2010 – Present.	NYU Stern, Business, 2001
Norman Rose	Director	Bellhop – Advisor, 2015 – Present Bellhop - Board Member, 2019 – Present Travel Tech Consulting, Inc. – President, 1995 - Present	University of Maryland, College Park MD. Bachelor of Science in Business Administration, Marketing. 978
Ji Young Choi	COO	Bellhop- COO, May 2020-Present JYC Group- Founder, 2016-Present	Cornell University - BS, Business

Payam Safa

Payam has over 20 years of experience building technology products and services. He was the CEO and founder of Chanelink in Singapore, a platform automating online distribution (channel management) for hotels. Prior, he was a Co-Founder and Commercial Director of Batiqa Hotels where he was responsible for sales, marketing and technology for the hotel group. Payam was also a Technology Consultant at Accenture and a Software Engineer at Northrop Grumman Corporation.

He is the Co-Founder of Possibility School, where they are developing curriculum that develops growth mindsets for children to create any possibility in life.

Payam graduated from the University of California, Los Angeles receiving his Bachelor's Degree in Computer Science and Engineering graduating with Cum Laude Honors. He also received his MBA from INSEAD, the top ranked business school globally where he served as the Co-President of the Real Estate Club.

Daniel Gohari

Daniel Gohari has over twenty years of experience in real estate acquisition, leasing, management, financing, marketing and construction. Mr. Gohari founded Avenue Property Group in 2010 (f.k.a. The Xerxes Group), a real estate acquisition company with a focus on commercial assets in New York, Miami, Denver along with other major markets throughout the U.S. and is a partner in over six million square feet of real estate.

APG is currently developing a 200,000 square foot mixed use commercial building in Denver, Co. that is slated to be completed in the fourth quarter of 2020.

Prior to founding Avenue Property Group, Mr. Gohari was Vice President of The Moinian Group. During his tenure, the company's portfolio grew from 2 million to 20 million square feet and established itself as one of the largest privately held real estate companies in New York.

Mr. Gohari graduated from NYU Stern School of Business with a degree in finance and attended Harvard University for a Strategic Negotiations program where he finished at the top of his class.

Norman Rose
Norm Rose is a 38-year travel industry veteran with extensive experience in all sectors of the industry. Norm is the founder and serves as president of Travel Tech Consulting, Inc. (TTCI), a professional services firm whose focus is on how emerging technologies impact the global travel industry.

Norm has an extensive background in assisting the travel startup community as an evaluator, helping polish fast pitches, and serving as an advisor or board member. Norm's startup work includes being a founding and active member of the Phocuswright Innovation Platform team, a mentor and advisor for the Plug and Play Tech Center, acting as Chief Judge at the Business Travel News Innovate Conference, and as an advisor to Portugal Ventures.

TTCI has completed numerous projects with Venture Capitalists and Private Equity companies on a global basis on identifying opportunities for investment, acquisition and due diligence on business and technology strategies.

Norm is a recognized industry expert on emerging technology and trends such as mobile, social media, artificial intelligence, and blockchain.

Ji Young Choi
 Ji Young Choi is the Chief Operating Officer of Bellhop (*the world's largest ridehail comparison tool)*, the Co-Founder of Teckst (*a SaaS platform revolutionizing how consumers interact with businesses through two-way text messaging*), and the Chief Executive Officer of JYC Group (*a consulting network bringing corporate and startup expertise to each other*).

Prior to starting her own ventures, Ji Young helped build and scale General Assembly's Enterprise business Exit: sold to Adecco Group in 2018 in $413M acquisition, and served as a Senior Strategy Consultant at Booz Allen Hamilton and Accenture, solving some of the most complex problems at some of the world's largest organizations - from Starbucks to NASA.

Through her leadership roles, Ji Young's work has included leading strategy teams for U.S. Treasury initiatives, implementing multi-level change campaigns for American Express, heading up the strategy arm of a multinational speculative land development firm, increasing foreign direct investment in emerging countries on behalf of the United Nations, improving analytics capabilities at the SEC, and leading culture change initiatives at large global media companies such as Centaur Media.

Through her role as a professional facilitator, Ji Young has worked with large enterprises such as Walmart, Indeed, and General Electric to facilitate forums, training sessions, and programs across the globe (both in-person and remote). Workshops that Ji Young has facilitated include topics such as "Communicating with Impact", "Design Thinking", and "Leadership in the Digital Age".

Engagement with nonprofit and philanthropy work also remain an essential area of focus for Ji Young, including serving as the Founder and Chairwoman of the Young Professionals DC chapter of The Michael J. Fox Foundation for Parkinson's Disease, a pro bono Strategy Consultant for Compass, an active volunteer with New York Cares, and a Board member of Historic Royal Palaces.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 19,999,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 5,241,868 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 19,999,000 shares of Common Stock and 5,241,868 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,610,560
Par Value Per Share	0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	54.1%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	45%

Type	Class F Common Stock
Amount Outstanding	1,000
Par Value Per Share	$0.00001
Voting Rights	3,500 Votes Per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.01%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	16.4%

Type	Series Seed Preferred Stock
Amount Outstanding	1,232,388
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $1.1644
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.93%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	5.8%

Type	Series Seed A Preferred Stock
Amount Outstanding	500,953
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $0.5203
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.82
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	2.33%

Type	Series Seed B Preferred Stock
Amount Outstanding	1,755,994
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $0.3122
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.9%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	8.2%

Type	Series Seed C Preferred Stock
Amount Outstanding	1,265,658
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $0.5531
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.12%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	5.9%

Type	Series Seed D Preferred Stock
Amount Outstanding	56,769
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $1.7615
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.32%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	0.26%

Type	Series Seed E Preferred Stock
Amount Outstanding	430,106
Voting Rights	1 vote for each share of common stock into which the preferred stock is convertible as of the record date for determining eligibility to vote.
Anti-Dilution Rights	N/A
Material Terms	Liquidation price of $0.4650
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.4%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	2.0%

Outstanding Options, Safes, Warrants, & Remaining Stock Available in the Employee Option Pool

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$93,354
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFEs have a $5,000,000 valuation cap and a 20% discount. The Crowd SAFE is in the process of converting to CF Shadow Series A Preferred Stock at a price of $0.5203 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is the process of being converted to preferred stock and, upon conversion, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	1.6%

Type	SAFE
Face Value	$220,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFEs have a $7,000,000 valuation cap and a 20% discount.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE will convert to preferred stock at the next equity financing round and, upon conversion, the Securities will be diluted. Please see a discussion below under "Method of Calculation" for more information.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.6%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	2.7%

Type	Granted Options
Amount Outstanding	1,441,109
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Exercisable by holder at a price of $.01
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the options will dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.1%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	6.74%

Type	Warrants
Amount Outstanding	353,934
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Exercisable at a price of $.01 before 11/12/2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holders of the warrants may exercise their rights which would dilute the Securities. Please note that the percentages calculated in this section are determined on an as-exercised basis.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	1.66%

Type	Reserved Options in the Employee Stock Option Pool
Amount Outstanding	302,304
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Company may issue up to an additional 287,304 options to employees and other advisers.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue up to the amount listed. However, all percentage calculations in this section are calculated as if all options were issued and outstanding.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.7%
Percentage ownership of the Company by the holders of such security based on voting power (assuming conversion prior to the Offering if convertible securities).	1.41%

Method of Calculation

The following is a brief discussion on the method used to calculate percentage ownership of the company by each of the above types of securities.

Common and Preferred Stock
Each class of common and preferred stock listed above has the outstanding number of shares listed in the tables above. These numbers are accurate as of the date of this Offering. A full description of all the rights and preferences of each class of stock authorized or outstanding is not included herein.

SAFE

The SAFEs have a $7,000,000 valuation cap and a 20% discount, and, for purposes of calculating the percentage ownership, we have assumed: that the next equity financing of the company will be of the type that would cause the SAFE to convert at the valuation cap; that no additional shares of any class will be issued; that all warrants will have been exercised; and that no other SAFEs or convertible instruments will have been issued. The above percentages are likely to be different based on any of the assumptions above not actually being true at the time of conversion, and the issuance of the Securities could impact the rights of the current SAFE holders. Additionally, the SAFEs have a discount rate, and if the valuation of the Company is less than our assumptions, the SAFE holders will likely receive a higher percentage.

Options

The Company has an employee stock plan in place and has issued the number of options listed in the granted options table above. The Company has remaining options in its option pool, and, for purposes of calculating percentages in this section, we have assumed that all options will be granted.

Percentage Ownership and Voting Power

The Company has authorized and issued Class F shares of Common Stock, which have the same rights as Class A Common Stock except that each share of Class F has 3,500 votes per share. Our calculations of the percentage ownership based on voting power takes into account the voting power of each class.

Outstanding Debt

The Company has the following debt outstanding:

Type	Personal Loan
Amount Outstanding	$60,575
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured Loan from Payam Safa
Other Material Terms	N/A
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Payam Safa	8,500,000/Common Stock 1,000 / Class F Common Stock 689,280/ Series A	69%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

The Company was incorporated in Delaware on April 14, 2014 under the name Techotel Inc. The name was changed on January 3, 2018. The Company is headquartered at 137 West 25th Street, New York, NY 10001, United States. Our Company provides an app to streamline the on-demand transportation experience by aggregating ride shares, bike and scooter shares, car shares, and public transit into single interface. Our customers have the option to decide which ride or bike service they would prefer, which saves them time and money. We utilize the same pricing and availability data provided by the ride sharing and bike/scooter sharing companies, and consumers pay the same price as if they were transacting on the original ride sharing and bike sharing apps. Depending on the ride or bike option chosen, we make money based on negotiated commissions for traffic sent to the supplier transportation provider.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 27, 2021, the Company had an aggregate of $89,456 in cash and cash equivalents, leaving the Company with approximately 2 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Stock	$1,435,000	1,232,387	Production development, marketing, and R&D	11/11/2019	Rule 506(b)
SAFE	$100,000	1 SAFE	Production development, marketing, and R&D	12/29/2020	Rule 506(b)
SAFE	$100,000	1 SAFE	Production development, marketing, and R&D	12/31/2020	Rule 506(b)
SAFE	$10,000	1 SAFE	Production development, marketing, and R&D	1/4/2021	Section 4(a)(2)
Preferred Stock	$200,000	430,106	Production development, marketing, and R&D	11/12/2019	Section 3(a)(9)
Series A Preferred Stock (Conversion from Crowd SAFE)*	$260,646	500,593	Production development, marketing, and R&D	Various dates from January 2020 – Offering date	Section 3(a)(9)
SAFE	$10,000	1 SAFE	Production development, marketing, and R&D	4/1/2021	Section 4(a)(2)

* The Intermediary earned securities equal to $7,078.7 (2% of the securities sold in the Crowd SAFE CF offerings) as compensation for the Company's prior Crowd SAFE Offerings in 2017 of approximately $354,000.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has taken advances from a Payam Safa. The advances do not have maturity dates or interest rates. The balance of the advances was $60,575 as of December 31, 2019 and 2018.

The Founder's mother, Mitra Toossi, invested in the Company via convertible note in the company in the amount of $50,000 that has subsequently converted to preferred stock.

The Founder's father, Fred Safa, invested in the Company via convertible note in the company in the amount of $50,000 that has subsequently converted to preferred stock.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C/A. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be placed into escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Subscription Agreement and Omnibus Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require the Custodian to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Custodian (on behalf of the Investors) will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the aggregate amount all the Investors paid for the Securities (the "**SAFE Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $19,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Custodian (on behalf of the Investors) will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the SAFE Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Custodian will receive, at the option of the Custodian , either (i) a cash payment equal to the SAFE Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $19,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Custodian and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the SAFE Amount and such other Safe holders' purchase amounts..

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Custodian will receive, at the option of the Custodian, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the SAFE Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Custodian pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Custodian in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Each Investor will have a beneficial interest in the Omnibus Crowd SAFE, based on the amount of their investment. An Investor receives equity or cash, in each case as described above, based on their Purchase Amount relative to the SAFE Amount.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Omnibus Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Payam Safa
_____
(Signature)

Payam Safa
_____
(Name)

CEO, Director
_____
(Title)

April 29, 2021
_____
(Date)

/s/Daniel Gohari
_____
(Signature)

Daniel Gohari
_____
(Name)

Director
_____
(Title)

April 29, 2021
_____
(Date)

/s/Norman Rose
(Signature)

Norman Rose
(Name)

Director
(Title)

April 29, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

BELLHOP TECHNOLOGIES, INC.
(Formerly Techotel Inc.,   d/b/a RideObi.com)
(A Delaware Corporation)

FINANCIAL STATEMENTS
(Unaudited)

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

BELLHOP TECHNOLOGIES, INC.
(Formerly Techotel Inc., d/b/a Rideobi.com)
(A Delaware Corporation)

TABLE OF CONTENTS

December 31, 2020 and 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Bellhop Technologies Inc.
New York, New York

We have reviewed the accompanying financial statements of Bellhop Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc.,   d/b/a Obi)

(A Delaware Corporation)

Statement of Assets, Liabilities and Stockholders' Equity

December 31, 2020 and 2019

(Unaudited)

	2020	2019
Assets		
Development of Software Application	$ 2,546,862	$ 1,971,965
Amortization of tangible personal property	(1,073,473)	(632,092)
	$ 1,473,389	$ 1,339,873
Cash and cash equivalents	$ 164,165	$ 801,629
Accounts receivable, net	3	14,880
Fixed assets, net	1,872	2,473
Organization costs, net		
Deposits	6,800	6,800
Total	**$ 1,646,229**	**$ 2,165,655**
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 9,401	$ -
Notes payable, bank and SBA PPP loan	37,592	-
Long - Term liabilities:		
Simple Agreements for future equity	200,000	-
Notes payable, Stockholders	86,110	60,575
Total Long Term liabilities	$ 333,103	$ 60,575
Stockholders' Equity		
Class A Common stock,19,999,000 shares authorized,		
$.0001 par value, issued and outstanding,		
9,611,560 outstanding December 31, 2020 and 2019	$ 96	$ 96
Class F Common stock, 1,000 shares authorized,		
$.0001 par value, issued and outstanding,		
1,000 in 2020 and 1,000 in 2019		
Series Seed Preferred Stock 5,430,195 shares authorized		
$.0001 par value, issued and outstanding, as of		
5,430,195 in 2020 and 2019	55	55
Additional paid in capital	3,208,576	3,054,989
Retained earnings (deficit)	(1,895,601)	(950,060)
	$ 1,313,126	$ 2,105,080
Total	**$ 1,646,229**	**$ 2,165,655**

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)
(A Delaware Corporation)
Statements of Operations
For the Two Years Ended December 31, 2020
(Unaudited)

	2020	2019
Revenues:		
Sales	$ 99	
Costs of sales		
Gross profit (loss)	$ 99	$ -
General and Administrative expenses		
Advertising and Marketing expense	66,104	72,096
General and administrative	16,962	25,998
Commissions		
Contract labor		
Depreciation and amortization	441,381	295,282
Professional Fees	22,807	-
Insurance		
Legal and professional fees		
Salaries and payroll taxes	319,551	-
Materials and supplies		
Office expenses		
Professional Fees		
Rents		
Taxes and licenses		
Travel	2,499	-
Total Amortization of organization costs		
	869,304	393,376
Operating income (loss)	$ (869,205)	$ (393,376)
Other income (expense)		
Other income	521	-
Stock option expense	(53,587)	(3,958)
Interest expense	(23,270)	(29,526)
	(76,336)	(33,484)
Net income (loss)	**$ (945,541)**	**$ (426,860)**

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)

(A Delaware Corporation)

Statement of Stockholders' Equity

For the Two Years Ended December 31, 2020

(Unaudited)

	Common Stock				Preferred Stock		Additional	Retained	
	Class A		Class F						
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Earnings (Deficit)	Total
Balance, January 1, 2019	9,610,560	$ 96	1,000	$ 6			$ 766	$ (523,200)	$ (522,332)
Issue of:									
Common stock	1,000			$ (6)			$ 1,180,551		$ 1,180,545
									$ -
Preferred stock					1,232,388	$ 12			$ 12
Conversions of:									$ -
SAFEs					2,441,813	$ 25	$ 1,321,492		$ 1,321,517
Convertible notes					1,755,994	$ 18	$ 548,222		$ 548,240
Stock-based compensation							$ 3,958		$ 3,958
Net income (loss)								$ (426,860)	$ (426,860)
Balance, December 31, 2019	9,611,560	$ 96	1,000	-	5,430,195	$ 55	3,054,989	(950,060)	2,105,080
Conversion of SAFEs							$ 100,000		$ 100,000
Stock-based compensation							$ 53,587		$ 53,587
Net income (loss)								$ (945,541)	$ (945,541)
Balance, December 31, 2020	9,611,560	$ 96	1,000		5,430,195	$ 55	$ 3,208,576	$ (1,895,601)	$ 1,313,126

See accompanying notes to financial statements

BELLHOP TECHNOLOGIES INC.

(Formerly Techotel Inc., d/b/a Obi)

(A Delaware Corporation)

Statement of Cash Flows

For the Two Years ended December 31, 2020

(Unaudited)

	December 31, 2020		December 31, 2019
Cash Flow From Operating Activities			
Net income (loss)	$ (945,541)	$	(426,860)
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization of Development software costs	$ 418,117	$	272,018
Depreciation	23,264	$	23,264
Convertible note interest		$	29,526
Stock based compensation	53,587	$	3,958
Increase (decrease) in accounts receivable	14,877	$	(14,880)
Increase (decrease) in accrued expenses	9,401	$	(61,611)
Net cash provided by (utilized in) operating activities	(426,295)		(174,585)
Cash flow (absorbed in) from Investing activities			
Development of Software Application, net	(574,296)	$	(839,943)
Net cash invested in assets	$ (574,296)	$	(839,943)
Financing Activities			
Proceeds from the issuance of preferred stock		$	1,932,700
Exchange of convertible notes payable to Preferred stock		$	(425,000)
Proceeds from the sale of SAFE's & Equity Raise	300,000		
Proceeds from stockholder	25,535		
Proceeds from notes payable, bank and securred note	37,592		
Net cash used in financing activities	363,127		1,507,700
Net (decrease)/increase in cash and cash equivalents	(637,464)		493,172
Cash and cash equivalents, beginning of year	801,629	$	308,457
Cash and cash equivalents, end of period	$ **164,165**	$	**801,629**

See accompanying notes to financial statements

BELLHOP TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 and 2019
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Bellhop Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on April 14, 2014 under the name Techotel Inc. The name was changed on January 3, 2018. The Company has developed an application that combines food, entertainment, and transportation service-based apps into one app based on a user's location. The Company's headquarters are in New York, New York. The company began operations in 2014.

Since Inception, the Company has relied on the issuance of convertible notes, Simple Agreements for Future Equity ("SAFEs"), and the issuance of preferred shares to fund its operations. From inception the Company has generated operating losses of $1,949,166 and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $801,629 and $164,165 of cash on hand, respectively.

Development of Software Application

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the RIDEOBI.COM.com Platform App. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired Platform App. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the RIDEOBI.COM Platform App software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The estimated useful life is estimated at 5 years.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019.

The following is the break out of the software development costs as of December 31, 2020 and December 31, 2019:

As of the Year Ended December 31,	2020	2019
Development of Software Application	$ 2,546,862	$ 1,971,965
Accumulated Amortization	$ (1,073,473)	$ (632,092)
Net Software Development Costs	$ 1,473,389	$ 1,339,873

The following is the break out of the future amortization expense as of December 31, 2020:

As of the Year Ended December 31,	2020
2021	$ 294,678
2022	$ 294,678
2023	$ 294,678
2024	$ 294,678
2025	$ 294,678
Total	$ 1,473,389

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting

Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Fixed Assets consist of computers. Depreciation is calculated using the straight-line method over a period of 3 years for the computers. The depreciation expense was $23,264 and $23,264 for fiscal years ended December 31, 2020 and December 31, 2019.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
There is no income tax provision for the Company for the years ending December 31, 2020 and December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. During the years ended December 31, 2020 and 2019 advertising and marketing expenses were $66,104 and $72,096, respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE

PPP Notes

Notes payable, bank are related to the SBA and the Coronavirus Payroll Protection Program (PPP). The notes carry 1% interest rate. The Company will seek forgiveness of the PPP note payable. The Notes payable are unsecured. As the Company is expecting to receive full forgiveness in 2021, the entire note has been classified as current. The Notes payable are due in 2022 with accrued interest unless forgiven under the Coronavirus economic program.

Convertible Notes

Prior to fiscal year 2019, the Company has issued Convertible notes bearing 8% rate. During fiscal year 2019, the Company converted all notes and accrued interest into preferred stock amounting to $548,240 in return for 1,755,994 shares.

SAFEs

In 2017 the Company issued SAFEs totaling $358,632. The SAFEs are automatically convertible into Series Seed A Preferred Stock on the completion of an equity financing of at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs are held on the balance sheet less cost of raising, for a total of $321,517, until the time of conversion. These SAFEs converted to 689,280 shares of Series Seed A Preferred stock in November 2019.

In 2018 the Company issued SAFEs totaling $700,000. The SAFEs are automatically convertible into Series Seed C Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 1,265,658 shares of Series Seed C Preferred stock in November 2019.

In 2018 the Company issued SAFEs totaling $100,000. The SAFEs are automatically convertible into Series Seed D Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 56,769 shares of Series Seed D Preferred stock in November 2019.

In 2019 the Company issued SAFEs totaling $200,000. The SAFEs are automatically convertible into Series Seed E Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. These SAFEs converted to 430,106 shares of Series Seed E Preferred stock in November 2019.

In 2020, The Company issued SAFEs totaling $200,000. The SAFEs carry Valuation Cap of $7 million and discount rate of 80%. The SAFEs are convertible into equity upon occurrence of Qualified Financing. The SAFEs are considered a long-term derivative liability in accordance with ASC 815. SAFEs are marked to market at the end of reporting period. As of December 31, 2020, the book value approximates fair value.

NOTE 4 – RELATED PARTY

The Company has taken advances from a majority shareholder. The advances do not have maturity dates or interest rates. The balance of the advances was $86,110 as of December 31, 2020 and $ 60,575 as of December 31, 2019.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 and December 31, 2019 totaled $3,112,657 and $2,220,703, respectively. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2020, the Company authorized 19,999,000 share of common shares, par value $0.00001. As of December 31, 2020 and 2019 the Company had 9,611,560 shares issued and outstanding. The Company has two types of common stock: Class A and Class F. Class A holders are entitled to one vote per share of Class A stock, and Class F holders are entitled to 3,500 votes per share of Class F stock.
Preferred Stock:

As of December 31, 2020 and December 31, 2019, the Company authorized 6,488,000 shares, par value $0.00001. As of December 31, 2020 and 2019, the Company had 5,430,195 shares issued and outstanding. The Company has six types of preferred stock: Series Seed, Series Seed A, Series Seed B, Series Seed C, Series Seed D, and Series Seed E. As of December 31, 2020 and 2019, the Company had the following number of authorized and outstanding shares of preferred stock.

	Authorized Number of Shares	Outstanding Number of Shares December 31, 2020	Outstanding Number of Shares December 31, 2019
Series Seed	2,100,000	1,232,388	1,232,388
Series Seed A	696,000	689,280	689,280
Series Seed B	1,800,000	1,755,994	1,755,994
Series Seed C	1,400,000	1,265,658	1,265,658
Series Seed D	57,000	56,769	56,769
Series Seed E	435,000	430,106	430,106
Total	6,488,000	5,430,195	5,430,195

Stock Option/ Stock Issuance Plan

Pursuant to the 2019 Stock Option/Stock Issuance Plan, the Company is providing eligible persons employed by or serving the Company with the opportunity to acquire a proprietary interest or to increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service to the Company. The Company has reserved $1,743,413 shares of Class A common stock and as of December 31, 2020 has awarded 1,551,833 shares of Class A common stock. At December 31, 2020, 263,280 shares are vested. The exercise price per share is not less than 100% of the fair market value of the common stock at the time of grant. The Plan is divided into two separate equity programs:

(i)   the Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock, and

(ii)   the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Corporation (or any Parent or Subsidiary).

Warrants

In 2019 the Company issued warrants to purchase 353,934 shares of common stock with an exercise price of $0.01. The warrants are exercisable at any time between November 12, 2019 and November 12, 2021.

NOTE 7 – STOCK-BASED COMPENSATION

The Company has a 2019 stock compensation plan which permits the grant or option of shares to its employees for up to 1,743,413 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019 the Company issued 697,404 stock options for common stock with an exercise price of $0.5736 per share that vest over 3 years. As of December 31, 2019, 58,117 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.5736
Fair value share price	0.3881
Expected volatility	55.0%
Expected term	3.00 years
Expected dividend rate	0.00%
Risk-free rate	1.69%
Fair value per share option	$ 0.102

During 2020 the Company issued 743,705 stock options for common stock with an exercise price of $0.38810 per share that vest over 1-4 years. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.3881
Fair value share price	0.4653
Expected volatility	55.0%
Expected term	10.00 years
Expected dividend rate	0.00%
Risk-free rate	2.40%
Fair value per share option	$ 0.322

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company. The Company minimum lease payments as of December 31, 2020 amount to $24,500.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of SAFEs

In 2021, the Company issued SAFEs totaling $20,000. The SAFEs are automatically convertible into Preferred Stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $7,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $535,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Republic

Company Name

Obi

Logo



Headline

Access all the major ridehails and taxis around the world in one app

Hero Image



Stop wasting time and money on ridehails.
Obi lets you compare pricing across the major ridehails so you can save money on every ride.
obi
Lyft $8.50
Via $9.25
Uber $9.84
Curb $11.37

Tags

Immigrant Founders, Apps, Sharing economy, B2C, RIde hailing

Pitch text

Summary

- 130k+ users and 235k+ ride bookings to date
- Over 300+ integrations with leading ridehail and taxi companies
- Access to 11M+ drivers around the world
- Accelerated by Plug and Play Tech Center
- Incubated by Amadeus for Startups

- Expert advisors from Google Flights, Expedia, The Rideshare Guy, and more

Custom

Note: This deal is is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

Problem

There's no easy way to compare ridehail options

No one wants to open a dozen different apps on their phone to compare pricing every time they want to grab a ride. There are **thousands of different individual ridehail apps globally**, but most consumers aren't aware of them. Price discrepancies between options can vary 25% at any given moment (and even more with surges and longer rides), meaning that riders are always losing valuable time and money. **Quite simply, we all overpay for rides.**


INDUSTRY PAIN POINTS
Riders lose time and money without an easy way to compare ridehail options
Smaller ride providers struggle to acquire new customers

Solution

One app, every ride

With Obi, riders can easily compare prices across all ridehail apps and save when they book. Our app gives riders all the information they need to get the best ride at the best price.

Our mission is to maximize convenience and accessibility for our users. Think of us as the best personal assistant—handling the logistical heavy lifting of searching all ride providers and sorting them to help riders choose the best ride.

Product

Compare prices and book through the Obi app

Obi enables riders to compare pricing in real-time across multiple providers on one easy-to-read screen. Riders can also personalize to view certain ride types and categories (wheelchair accessible, car seat, luxury, etc.), as well as the quickest pickup time.

Until Obi came along, there was no way to easily compare different ride providers at once, especially as prices can change by the minute. Once riders choose their desired ride option, Obi effortlessly guides them through the booking process (either within the Obi app or with the selected ridehail provider).







From point A to point Obi
Connecting riders and drivers all over the world.
Available on iOS and Android.
Search
Access hundreds of ridehail providers worldwide
Compare
Find the cheapest and fastest rides
Book
Book instantly and save on every ride
299 Broadway
Cheapest
Fastest
Lyft
$8.50
Via
$9.25
Uber
$9.84
Curb
$11.37
Book Now

Traction

130K+ users and 235K+ bookings

Obi has integrations with over 300 global ridehail companies including leading providers such as Curb, Ola, Heetch, and hundreds more across the US and globally. These crucial relationships have taken years to develop into commercial agreements.

Today, Obi covers
11 million ridehail drivers worldwide
300+
Ride Provider Integrations
130,000+
Users
235,000+
Bookings
$3.8M
Booking Volume
Featured Publications
Mashable
THE POINTS GUY
cheddar
CNBC
MOTORTREND


OBI LEVELS THE PLAYING FIELD
With price transparency, riders make better choices
Despite having hundreds of options, 88% of consumers in the US use only Uber or Lyft, whose price discrepancies can vary 25% at any given time (even more during surges or longer rides).
NYC RIDEHAIL MARKET
Uber 68%
Lyft 28%
Via 4%
NYC BOOKINGS THROUGH OBI
Uber 23%
Curb 20%
Carmel 2%
Waave 2%
Via 20%
Lyft 33%
Source: Second Measure
10

Customers

There are *1.5 billion* riders worldwide who can benefit from Obi

With over 130,000 downloads to date, Obi has received over 770 reviews with a lifetime average of 4.7 stars on iOS and 4 stars on Android. Our app appeals to a wide range of users - students looking to save money, essential workers commuting to their workplaces, both business and leisure travelers, as well as everyday users. With ridehailing now an integral part of so many daily routines (whether going to work, the gym, restaurants, sporting events, concerts, etc.), the Obi app will become synonymous with ridehailing.

Obi has done extensive test marketing across the U.S. and other key global sectors to prove both the need and business case for the platform. Below are just a couple of recent review excerpts from our customers:

Love the app!



"I tend to use the same ridehail each day (I'm a little lazy) and never looked at others to be honest. Since I started using Bellhop [to be Obi] I'm paying less every day."

Great for travel



"I'm a keen traveler and have used the app in Paris, Sydney and London as well as NYC. It really does work. I can't keep up with the latest rideshares but this app does, tells me the best option and I book. It's super simple."

If you haven't yet, don't forget to check out our app (click here) and leave us a review!

Business Model

Obi has multiple revenue streams

For each ride booking, Obi currently collects a service fee of up to 10% from ridehail providers.

Additional revenue streams will also include targeted advertising, data sales, subscription products, and technology licensing.



42.5M × **$0.42** → **$17.85M**

Projected Bookings
(2022)

Commission per Booking
(Average)

Projected Booking ARR
(2022)

Projected Revenue 2021 - 2022

$ 19.8M
2022 Projected
Total ARR

32%
MOM ARR
Growth

Market

$260 billion total addressable market

The global ridehail marketplace is projected to grow from **$260 billion** in 2021 to **$386 billion** in 2025.


The global ridehail marketplace in 2021
Total market
(All taxis and ridehails)
Serviceable market
(Mobile apps only)
Obtainable market
(1% market share)
$260B
$70B
$700M
1.5B
Riders Worldwide
$176
Avg. Revenue Per Rider (Annually)
$386B
Market Volume Projected By 2025
Source: CB Insights, Statista, Research & Markets

Competition

Bringing together exact price and time comparisons with the most options

Mapping and transit apps such as Google Maps, Transit, and Citymapper have introduced very basic (and often inaccurate) ridehail information with limited functionality for a very small number of companies, and most importantly these apps do not have real-time or personalized pricing.

Our closest competitor, Migo, has a limited number of ridehail integrations, and does not include major providers such as Lyft and Uber in the US. Migo has also largely been focused on multimodal options (similar to Transit and Citymapper). Obi's goal is to dominate the ridehailing space first, and then expand into other mobility services as we grow.


More Ride Options
Fewer Ride Options
Estimated Pricing & Timing
Exact Pricing & Timing
Obi
Google Maps
Migo
Citymapper
Transit
Uber
Lyft

Vision

Multi-channel, multi-model opportunities

We have an aggressive roadmap for launching new markets, integrating direct suppliers, and building innovative, market-leading product features. We are planning to launch other modes of transportation such as bikeshares and scootershares in 2022.


Paving the road to optimized mobility
Obi is on track to launch in global markets with leading supplier integrations and innovative capabilities to support alternative modes of transportation.
Obi Web & Social Launch
New supplier integration with Curb (US)
Q1 2021
Obi App & PR Launch
Four new supplier integrations across the UK and France
Q3 2021
Paris Launch
Bicycle mobility, price predictions, and surge heatmaps
Q1 2022
Q2 2021
NYC Launch
Two new supplier integrations in NYC, including a supplier consortium of ~300 fleets & 22,000+ cars
Q4 2021
London Launch
Two new supplier integrations across the EU
Q2 2022
LA & Las Vegas Launch
Scooter mobility and journey optimization feature

Excited about what we're building and want to join the team? We're hiring! Reach out to hiring@rideobi.com if you feel passionate about what we're doing and want to contribute with your rockstar skills in Product Management, Digital Marketing, Engineering, or Data Science.

Investors

$3.5M raised to date

- Friends & Family Round: $450K
- Previous Republic Campaigns: $350K
- Angel Round: $1.2M
- Series Seed: $1.5M

Founders

Executive Team


Payam Safa
CEO

Payam Safa studied Computer Science & Engineering, graduating Cum Laude Honors from UCLA. He began his career programming drones and satellites for the US government with security clearance. Next, as a consultant for Accenture, he built enterprise systems for Fortune 500 companies. After an MBA at INSEAD where he was the Co-President of the Real Estate Club, he moved to Indonesia to co-found a hotel chain. Continuing his entrepreneurial journey, he founded Chanelink, the first channel manager in Indonesia. He is using his unique skills and experiences as a technologist in the travel and hospitality space to bring Obi to market and establish it as the industry leader.

Ji Young Choi studied Business Administration, graduating on the Dean's List from Cornell University. She began her career as a Strategy & Management Consultant with Accenture for Fortune 100 companies before becoming Head of Strategy at a speculative land development firm in emerging markets. After successfully leading multi-billion dollar projects in developing countries, she returned to Management Consulting as a Senior Strategy Consultant for Booz Allen Hamilton, solving complex problems for the US government's most high-profile agencies - from the US Treasury and the FBI to NASA and The Smithsonian. She then used her skills and experience to join the world of high-growth startups, first helping to build and scale



the Enterprise business at General Assembly (exit: acquired by The Adecco Group in 2018), before becoming Co-Founder and COO of Teckst (exit: acquired by LiveVox in 2019), and then joining Obi in May 2020 as COO to revolutionize the mobility space.

Ji Young Choi
COO

Advisors & Board






Norm Rose   **Daniel Gohari**   **David Baggett**   **Harry Campbell**





Matyas Tamas   **Beth Birnbaum**   **Len Sherman**









Obi has an incredible lineup of advisors, including **Harry Campbell** (aka The Rideshare Guy), **Matyas Tamas** (Co-Founder of Ontiq and former Head of Supply Data Science at Uber), **David Baggett** (Founder of Inky.com and former Co-Founder of ITA Software, now known as Google Flight Search), **Beth Birnbaum** (COO of PlayFab and former SVP of Product at GrubHub), **Norm Rose** (President of Travel Tech Consulting), **Daniel Gohari** (Founder of Avenue Property Group), and **Len Sherman** (expert on growth strategy and innovation at Columbia Business School).

Team

	Payam Safa	Chief Executive Officer
	Ji Young Choi	Chief Operating Officer
	Roger Chahine	Head of BD - US
	Jasdeep Sawhney	Head of BD - EMEA
	Damian Bronecki	Lead Backend Engineer

	Sebastian Sztemberg	Lead Frontend Engineer
	Kevin Ross	UI/UX
	Mateusz Kaczmarek	Engineering
	Pawel Dabala	Engineering
	Maja Jabłońska	Machine Learning
	Lukasz Sowa	Engineering
	Jacek Glodek	Engineering
	Ying Xuan Chen	Product Management
	Redel Bautista	Graphics & Design
	Syril Bobadilla	Animation & Design
	Mateusz Rychlicki	Machine Learning
	Kasia Kobierska	QA & Testing
	Daniel Gohari	Board of Directors

	Norm Rose	Board of Directors
	David Baggett	Advisor
	Harry Campbell	Advisor
	Matyas Tamas	Advisor
	Beth Birnbaum	Advisor
	Len Sherman	Advisor
	Meghna Raghunathan	UX & Design
	Mitchell Zak	Strategy & Design
	Zofia Partyka	Machine Learning
	Vadim Carazan	Brand & Design

Perks

$250	Invitation to preview and test new feature releases as part of Obi's private Beta group
$500	All previous non-monetary perks Exclusive Obi "Investor" hat
$1,000	All previous non-monetary perks Exclusive Obi "Investor" business cards Exclusive Obi "Investor" coffee mug
$5,000	All previous non-monetary perks Limited edition Obi backpack
$10,000	All previous non-monetary perks Quarterly investor email updates
$25,000	All previous non-monetary perks Exclusive team-only Obi embroidered jacket
$50,000	All previous non-monetary perks Private dinner with the CEO & COO (COVID permitting)
$100,000	All previous non-monetary perks Personal invitation to join the Obi Advisory Board

FAQ

Why did you rebrand from Bellhop to Obi?	Bellhops are traditionally associated with an older generation and hotels. Based on extensive user feedback and research, we decided a shorter and more vibrant name would better suit our vision and brand.
Does Obi employ drivers?	No. Obi is a real-time price and data aggregation platform and does not employ any drivers. We work with ridehail and taxi companies who are responsible for all actions of their drivers.
Does Obi work for corporate clients?	Yes! Obi is designed for both consumers and businesses alike. By comparing prices, businesses and their employees can make significant savings with quicker pick-up times. Obi is free to use and any company can simply recommend it to its employees to start using. No contracts, no fees. Obi will be working on additional functionality and features for corporate clients as we expand.

Does Obi have a contract with Uber?	Obi does not currently have a contract with Uber. While Uber is a ride option on the Obi app and our business development teams have been having ongoing discussions, we have yet to reach a commercial agreement. Our goal is to work with all companies, big and small, and we expect to develop strong relationships with all providers.
Does Obi work outside of the US?	Yes! Obi is truly international. We have agreements with companies such as Curb (largest taxi provider in the US), Ola (leader in India, Australia, and the UK), LeCab (one of the market leaders in France), and many more. Globally, we have over 11 million drivers represented on our platform.
Are the prices on apps like Uber and Lyft the same as those displayed on Obi?	Yes! Once riders link their accounts on Obi, we display the same pricing information, including discounts and personalized promos, as the ones displayed on individual ride provider apps such as Uber and Lyft.
Does Obi work in my city?	Obi works across 65+ countries including in all major US cities. We are working hard to expand even further!
How are payments handled?	For some providers, Obi is the merchant of record and the trip is booked and charged through Obi. For others, Obi redirects the user to complete booking and payment via the selected ride provider app.
How do you plan to utilize the funds raised?	The majority of the funds will go towards marketing to accelerate our user acquisition strategy in NYC (our go-to-market launch city). We have paying contracts with major NYC ride providers and this is where we expect to gain significant market share. Pre-COVID, there were close to one million daily taxi and ridehail trips in NYC, so it's the largest market in the US and an important one for us to grow in.
What exactly is Obi? Please summarize it for me. I have a short attention span.	No problem! Quite simply, the free Obi app gathers up all the major ridehailing apps under one roof. So you get more choice and the power to save time and money by making smarter decisions. Need the quickest ride? You got it. Need the cheapest? Obi's got you covered. Your favorite ridehailing app shows no cars? Obi gives you more choices to get you where you're going. We've designed the app to make your life easier.

Why would I choose your app over my regular Uber or Lyft app?

It's totally understandable - many of us don't like change. But then companies like Kayak and Expedia came along and we got used to comparing flights and hotels, and that's exactly what we expect to happen in ridehailing too. The simple fact is **we all overpay for rides**. Until you see options, you'd be surprised how much time and money can be wasted when you just use one ride provider.

Remember those times when you had crazy surge pricing, or worse still, could not get a car at all and you had to figure out which other apps to download? That's all in the past with Obi. You can still use your favorite ridehailing service at the same price. But we give you more options. By using Obi, you have nothing to lose apart from a happier and easier life.

Do users need to download multiple ridehailing apps before they can use Obi?

Obi has been specifically designed to make your life easier. Our goal is to be the only app you will ever need to book ridehails, but that will take time in this rapidly expanding sector. For some ride providers, they're 100% integrated with Obi and you can book your ride directly, without the need for any other apps. For others, once you've chosen a provider within our app, we redirect you to complete your booking with the selected ride provider. It doesn't take any longer and you know you are always getting the best price.

When will the Obi brand officially launch?

We are doing a soft launch of Obi in late Q1 2021, and our current plan is to launch the Obi brand officially by Q3 this year.

How did COVID-19 affect Obi?

Like all ridehail platforms, we saw an initial dip in usage as cities entered lockdown. We then focused our efforts and energy on product development and closing commercial contracts, while also working to get Obi into the hands of as many essential workers as possible.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

Bellhop Technologies Inc.
Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Bellhop Technologies Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as Exhibit A (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows:

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the trustee and custodian designated in the Omnibus Crowd SAFE, Prime Trust, LLC ("**Trustee and Custodian**"), with Trustee and Custodian as legal record owner of the Crowd SAFE and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

(a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Trustee and Custodian in the form Omnibus Crowd SAFE attached hereto as <u>Exhibit B</u>; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

(b) *Nature of Interest in Omnibus Crowd SAFE.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Trustee and Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein) nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Trustee and Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Crowd SAFE.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Trustee and Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Trustee and Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Trustee and Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**TRUSTEE AND CUSTODIAN:**
Bellhop Technologies Inc.	**PRIME TRUST, LLC,**
By: _____	By: _____
Name: Payam Safa	Name:
Title: CEO	Title:
Date: _____	Date: _____
Address: 137 West 25th Street, New York, NY 10001, United States	Address:
Email:	Email:

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Bellhop Technologies Inc.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**SAFE Amount**"), Bellhop Technologies Inc., a Delaware Corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $19,500,000.

See Section 2 for certain additional defined terms.

1.   *Events*

    (a)   **Equity Financing**.

            (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

            (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

    (b)   **Liquidity Event**.

            (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, Prime Trust will, at its option, either (i) receive a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price, if Prime Trust fails to select the cash option. In connection with this Section 1(b)(i), the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Prime Trust (on behalf of the Subscribers collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Beneficial Interests.

            (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will, at its option, either (i) receive a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price, if Prime Trust fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

    If the Company's board of directors determines in good faith that delivery of Capital Stock to Prime Trust pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to (the shares that the CF Shadow Series are "shadowing") held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the

Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.
.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions*.

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between the a Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into. Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Crowd SAFE will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Crowd SAFE, the terms of this Omnibus Crowd SAFE will control.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

Bellhop Technologies Inc.

By: _____
Name: Payam Safa
Title: CEO
Address: 137 West 25th Street, New York, NY 10001, United States
Email:

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____

Print Name

By: _____

Signature

_____

Print Name of Additional Signatory

By: _____

Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT D

Video Transcript

Hi, I'm Payam, founder and CEO of Obi, the world's leading ride hail aggregator.

Imagine if you put all the major ride hail and taxi companies around the world into a box, add in our proprietary technology, and shake up the market. The result is Obi, real time price comparisons, pick up times, and other filters, all in one easy to use app.

With 130,000 downloads and growing every day, Obi is transforming the way we ride.

Ride hailing has taken the world by storm, with over 10 billion rides annually. But with thousands of ride hail and taxi companies around the world, it's impossible for you to know what's available.

That's why we built Obi. We all overpay for rides. We don't compare services, and with new providers launching all the time, we don't stay up to date with what's available, so the consumer always loses.

Obi solves these problems in a free and super easy to use platform. Simply enter your pickup and destination, an Obi gives you all the available ride options.

Our team has also engineered market-leading features using machine learning technology that help you make smarter ride decisions. Obi has over 300 integrations already built in, giving you access to 11 million drivers. The largest network of drivers in the world.

We have contracts with the world's leading companies, including Curb, Heetch, Ola and many others. That means that Obi give you access to more cars than Uber, Lyft, or any other ride provider. So you always get to choose what's best for you.

I know 2020 has been especially hard on so many people. When the outbreak hit, we focused on getting Obi in the hands of as many essential workers as we could, because so many just couldn't get a ride anymore, using their regular app.

Ride hailing, like so many industries, has taken a hit. But it's already starting to bounce back, and we're expecting dramatic growth this year as the global economy and travel and tourism bounce back. And now more than ever, people are watching their wallets.

We have millions of data points that show that Obi saves 20% on average on every ride. And with ride hailing now replacing car ownership in many areas, you're talking saving thousands of dollars annually, just by using our free app. That's why we truly believe Obi will become a household name and part of the everyday routine of millions of riders.

We also have an incredible executive team and advisory board, made up of industry veterans, including Harry Campbell, the Rideshare Guy.

[Harry speaking]

Hey guys, Harry here with the Rideshare Guy. Now I've been taking Uber and Lyft for many years now, and I've also been covering it from the driver's side. But one thing I've always been surprised by is the pricing difference between Uber and Lyft and the exact same time and often on the exact same route. You can really save a lot of money by comparing prices, and when I found out about the Obi app a few years ago, it was a game changer for me. Every single time I call for a ride share now, I'm opening up the Obi app to compare prices between Uber and Lyft and it just is such an easy way to save money. I think right now especially in times like these I think a lot of us don't really care how we get from A to B but often times we care about the cheapest way or care about getting there the fastest and that's why I'm really excited about the prospects of Obi and I think you should be too.

So join Obi and ride smarter. One app for every ride.